Keating, Muething & Klekamp, P. L.L.
1400 Provident Tower . One East Fourth Street . Cincinnati, Ohio 45202
TEL 513.579.6400 . FAX 513.579.6457 . www.kmklaw.com

DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@kmklaw.com

September 22, 2004

Via EDGAR and Facsimile (202) 942-9638

Chris B. Edwards, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Hemagen Diagnostics, Inc. Reagents Applications, Inc. Amendment No. 1 to Schedule TO-1 filed September 17, 2004 File No. 5-50367

Dear Mr. Edwards:

        On behalf of the above-referenced companies, we are responding to the Staff’s comments contained in the letter dated September 20, 2004 to the above-referenced Amendment No. 1 to Schedule TO-1. Accompanying this filing is an amended Schedule TO-1 and a revised proposed Supplement No. 1 to Offering Memorandum which the companies propose to send all holders of their 8% Senior Subordinated Secured Convertible Notes due 2005. Capitalized terms in this letter have the meanings assigned to the terms in the Offering Memorandum dated September 2, 2004 filed with the Schedule TO-1 referenced above.

General

1.	We note your revisions in response to prior comment number 2. It appears that the formula pricing portion of the offer will not be based on the market price of the common stock through September 30, 2004, since the price will be calculated as of September 27, 2004. Please advise or revise.

The companies have revised the disclosure in Supplement No. 1 to the to make clear that the price will be calculated based on the market price of the common stock through September 27, 2004 as opposed to September 30, 2004.

2.	In the event that you are required to obtain a court order to complete the offering, it appears that the effective date of the closing will occur before the exchange offer has actually expired. Please clarify the purpose for structuring the offer with this timing mechanism and provide the legal and accounting support for using an effective date which is prior to the expiration of the offer and the actual issuance of the securities in the exchange. Please also explain any tax or other consequences to holders of structuring the offer in this way. For example, it appears possible that the issuance of the exchange securities may not occur until calendar year 2005. Would the holders incur tax consequences upon the effective date of the offer or upon the issuance of the exchange securities?

The companies have added disclosure in Supplement No. 1 as a new second paragraph under, “ Effective Date of Exchange Offer” in response to the comment.

3.	In your disclosure, please explain the reason for the one-year restriction on transferability of the common stock received in the exchange offer.

The companies have added disclosure regarding the one-year restriction as a new third paragraph under the section entitled, “Registration Rights; Restrictions on Resale of Common Stock” in Supplement No. 1.

Amendment to Release of Legal Claims by Tendering Outstanding Note Holders

4.	We note your revision in response to this comment; however, your reference to the federal securities laws in the last clause of this section is confusing. Please revise.

The companies have removed the reference to the federal securities laws in the last clause of this section.

        If you have any questions or need any additional information, please contact Mark Weiss of our office (513-579-6599) or me.

Yours truly, KEATING, MUETHING & KLEKAMP, P.L.L. BY: /s/ Gary P. Kreider —————————————— Gary P. Kreider

Attachments

cc:	Mr. William Hales Ms. Deborah Ricci

GPK:slh